Angela Hansen Work History

Vice President, Program Management and Regulatory Affairs, WinSanTor, Inc
2016 - Present
WinSanTor aims to ensure no one suffers from Peripheral Neuropathy. The company is now in trials showing that they may be on track to reverse the disease, both biologically and functionally and, most importantly, to improve the quality-of-life for the millions affected.

Rugen Therapeutics, Inc, Sr. Director of Program and Alliance Management
May 2016 - November 2017
Rugen Therapeutics, Inc. is a start-up biotechnology company focused on the development of novel treatments for unmet CNS disorders and funded by the F-Prime Biomedical Research Initiative (FBRI)